                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*


                               Etec Systems, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    26922C103
                                 (CUSIP Number)

                                Joseph J. Sweeney
                             Applied Materials, Inc.
                    3050 Bowers Avenue, Santa Clara, CA 95054
                                 (408) 727-5555
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 12, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 26922C103

1        NAME OF REPORTING PERSON

         Applied Materials, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         94-1655526

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

NUMBER OF                   7    SOLE VOTING POWER
SHARES                                   4,329,630
BENEFICIALLY
OWNED BY                    8    SHARED VOTING POWER
EACH                                       625,189
REPORTING
PERSON                      9    SOLE DISPOSITIVE POWER
                                         4,329,630

                           10    SHARED DISPOSITIVE POWER
                                           625,189

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,954,819 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.66%

14   TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Applied Materials, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Etec Systems Common Stock"), of Etec Systems, Inc., a Nevada corporation ("Etec Systems"). The principal executive offices of Etec Systems are located at 26460 Corporate Avenue, Hayward, CA 94545.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is Applied Materials, Inc., a Delaware corporation ("Applied Materials"). Applied Materials is a Fortune 500 global growth company and the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry.

          (b) The address of the principal office and principal business of Applied Materials is 3050 Bowers Avenue, Santa Clara, CA 95054.

          (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Applied Materials' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          (d) During the past five years, neither Applied Materials nor, to Applied Materials' knowledge, any person named in Schedule I to this
          Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Applied Materials nor, to Applied Materials' knowledge, any person named in Schedule I to this
          Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the directors and executive officers of Applied Materials named in Schedule I to this Schedule 13D are citizens of the United States, except for Tsuyoshi Kawanishi, who is a citizen of Japan. Dan Maydan is both a citizen of the United States and Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Etec Systems have entered into Voting Agreements with Applied Materials and have executed and delivered irrevocable proxies to Applied Materials as described in Item 4 and Item 5 of this Schedule 13D.

In addition, as described in Item 4 and Item 5 of this Schedule 13D, pursuant to an option agreement dated as of January 12, 2000 between Etec Systems and Applied Materials (the "Option Agreement"), Etec Systems has granted to Applied Materials an option (the "Option") pursuant to which Applied Materials has the right, upon the occurrence of certain events, to purchase from Etec Systems up to 19.9% of the outstanding shares of Etec Systems Common Stock before giving effect to the Option, for $82.46 per share. If Applied Materials were to exercise the Option in full, the funds required to purchase the shares of Etec Systems Common Stock issuable upon such exercise would be approximately $357,021,289 (based on the number of shares of Etec Systems Common Stock represented by Etec Systems as outstanding as of January 12, 2000). It is currently anticipated that such funds would be provided from Applied Materials' working capital and/or by borrowings from sources yet to be determined.

ITEM 4.  PURPOSE OF TRANSACTION

          (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated as of January 12, 2000 (the "Merger Agreement"), among Applied Materials, Boston Acquisition Sub, Inc., a Nevada corporation and wholly owned subsidiary of Applied Materials ("Merger Sub"), and Etec Systems, and subject to the conditions set forth therein (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Merger Agreement by the stockholders of Etec Systems), Merger Sub will be merged with and into Etec Systems (the "Merger"), Etec Systems will become a wholly owned subsidiary of Applied Materials and each share of Etec Systems Common Stock will be converted into the right to receive a fraction of a share of Applied Materials Common Stock, $.01 par value per share ("Applied Materials Common Stock"), in accordance with the Merger Agreement. In addition, Applied Materials will assume warrants to purchase Etec Systems Common Stock and certain outstanding options exercisable for Etec Systems Common Stock on the terms set forth in Section 5.4 of the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, Applied Materials and Etec Systems entered into the Option Agreement, Applied Materials and the persons named on Schedule III to this Schedule 13D entered into Voting Agreements and the persons named on Schedule III to this Schedule 13D executed and delivered (a) irrevocable proxies and (b) Affiliate Agreements to Applied Materials.

          The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

          (c)  Not applicable.

          (d) If the Merger is consummated, Etec Systems will become a wholly owned subsidiary of Applied Materials, and Applied Materials will subsequently determine the size and membership of the Board of Directors of Etec Systems and the officers of Etec Systems.

          (e) None, other than a change in the number of outstanding shares of Etec Systems Common Stock as contemplated by the Merger Agreement.

          (f) Upon consummation of the Merger, Etec Systems will become a wholly owned subsidiary of Applied Materials.

          (g) Upon consummation of the Merger, the Articles of Incorporation of Etec Systems will be amended and restated to conform to Exhibit B of the Merger Agreement.

          (h) Upon consummation of the Merger, the Etec Systems Common Stock will cease to be quoted on any quotation system or exchange.

          (i) Upon consummation of the Merger, the Etec Systems Common Stock will become eligible for termination of registration pursuant to
               Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Applied Materials currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Applied Materials reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) As a result of the Voting Agreements and the irrevocable proxies, Applied Materials has shared power to vote an aggregate of 625,189 shares of Etec Systems Common Stock for the limited purpose of voting in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement. The stockholders of Etec Systems who are parties to the Voting Agreements and who have executed and delivered irrevocable proxies to Applied Materials retained the right to vote their shares of Etec Systems Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 2.87% of the issued and outstanding shares of Etec Systems Common Stock as of January 12, 2000. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

          Pursuant to the Option Agreement, Applied Materials has the right to acquire shares of Etec Systems Common Stock under certain specified circumstances. If the Option were to become exercisable, Applied Materials would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) up to 19.9% of the outstanding shares of Etec Systems Common Stock before giving effect to the Option, for $82.46 per share. Based on the number of shares of Etec Systems Common Stock indicated by Etec Systems as outstanding as of January 12, 2000, the maximum number of shares for which the Option is exercisable would be 4,329,630 shares of Etec Systems Common Stock. If Applied Materials were to exercise the Option, it would have sole power to vote and sole power to direct the disposition of the shares of Etec Systems Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Applied Materials disclaims beneficial ownership of any shares of Etec Systems Common Stock subject to the Option. The description contained in this Item 5 of the transactions contemplated by the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

          Also in connection with the Merger Agreement, each person that may be deemed to be an affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of Etec Systems (individually an "Affiliate" and collectively, the "Affiliates") executed and delivered an Affiliate Agreement dated as of January 12, 2000 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements") to Applied Materials. Pursuant to Section 2(a) thereof, each Affiliate has agreed that, during the period from 30 days preceding the closing of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Applied Materials and Etec Systems have been published (within the meaning of the applicable "pooling of interests" accounting requirements) by Applied Materials: (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Etec Systems except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Etec Systems, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Applied Materials or (B) any option or other right to purchase any shares of capital stock of Applied Materials. The Affiliates have also agreed, pursuant to Section 2(b) of the Affiliate Agreements, not to transfer any Applied Materials Common Stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

To Applied Materials' knowledge, no shares of Etec Systems Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements, irrevocable proxies or the Option Agreement.

Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Applied Materials shares the power to vote or to direct the vote or to dispose or direct the disposition of Etec Systems Common Stock.

During the past five years, to Applied Materials' knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Applied Materials' knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Applied Materials' knowledge, all persons named in Schedule III to this
Schedule 13D are citizens of the United States, except for Takeshi (John) Suzuki, who is a citizen of Japan.

          (c) Neither Applied Materials, nor, to Applied Materials' knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in Etec Systems Common Stock during the past 60 days, except as disclosed herein.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 or Item 5 above, to Applied Materials' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Etec Systems, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  EXHIBIT NO.  DESCRIPTION
  -----------  -----------
    99.1       Agreement and Plan of Reorganization, dated as of January 12,
               2000, by and among Applied Materials, Inc., a Delaware
               corporation, Boston Acquisition Sub, Inc., a Nevada corporation, and Etec Systems, Inc., a Nevada corporation.

    99.2 Form of Voting Agreement, dated as of January 12, 2000, a substantially similar version of which has been executed by Stephen E. Cooper, Trisha A. Dohren, Paul A. Warkentin, Leslie G.
               Polgar, William Ryan, William Cole, Mark A. Gesley, William
               Snyder, W. Russell Wayman, Takeshi (John) Suzuki, Edward Gelbach,
               John McBennett, William Siegle, Thomas Trent, and Robert Wehrli.

    99.3 Option Agreement, dated as of January 12, 2000, by and between Applied Materials, Inc., a Delaware corporation, and Etec
               Systems, Inc., a Nevada corporation.

    99.4 Form of Affiliate Agreement, dated as of January 12, 2000, a substantially similar version of which has been executed by each of Stephen E. Cooper, Trisha A. Dohren, Paul A. Warkentin, Leslie
               G. Polgar, William Ryan, William Cole, Mark A. Gesley, William
               Snyder, W. Russell Wayman, Takeshi (John) Suzuki, Edward Gelbach,
               John McBennett, William Siegle, Thomas Trent, and Robert Wehrli.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      January 24, 2000        APPLIED MATERIALS, INC.

                                   By: /s/ Joseph J. Sweeney

                                      Joseph J. Sweeney
                                      Vice President, Legal Affairs &
                                      Intellectual Property

                                   SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF APPLIED MATERIALS

NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                    ----------------------------------
James C. Morgan         Chairman of the Board and Chief Executive Officer

Dan Maydan              Director and President

Joseph R. Bronson       Senior Vice President, Office of the President, Chief
                        Financial Officer and Chief Administrative Officer

Sasson Somekh           Senior Vice President, Office of the President

David N.K. Wang         Senior Vice President, Office of the President

All individuals named in the above table are employed by Applied Materials, Inc. The address of Applied Materials' principal executive office is 3050 Bowers Avenue, Santa Clara, CA 95054.

                   NON-EMPLOYEE DIRECTORS OF APPLIED MATERIALS

  NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT            NAME AND ADDRESS OF  CORPORATION
  ----                         ----------------------------------            --------------------------------
                                                                             OR OTHER  ORGANIZATION  IN WHICH
                                                                             --------------------------------
                                                                             EMPLOYED
                                                                             --------

  Michael H. Armacost          President                                     Brookings Institution
                                                                             1775 Massachusetts Avenue, N.W.
                                                                             Washington, D.C.  20036-2188

  Deborah A. Coleman           Chair                                         Merix Corporation
                                                                             1521 Poplar Lane
                                                                             Forest Grove, OR  97116

  Herbert M. Dwight, Jr.       Retired

  Philip V. Gerdine            Retired

  Tsuyoshi Kawanishi           Retired

  Paul R. Low                  Chief Executive Officer                       P.R.L. Associates
                                                                             11 Birchwood Drive
                                                                             Greenwich, CT 06831

  Steven L. Miller             Chairman, President and                       Shell Oil Company
                               Chief Executive Officer                       900 Louisiana Street
                                                                             Suite 4500
                                                                             Houston, TX 77002

  Alfred J. Stein              Former Chairman and Chief Executive
                               Officer, VLSI Technology, Inc.

                                   SCHEDULE II

                                                                          PERCENTAGE  OF  OUTSTANDING
                                                                          ---------------------------
                                                                          SHARES  OF  ETEC   SYSTEMS
                                                                          --------------------------
VOTING AGREEMENT STOCKHOLDER       NUMBER OF SHARES OF ETEC SYSTEMS       COMMON  STOCK AS OF JANUARY
----------------------------       ---------------------------------      ---------------------------
                                   COMMON STOCK BENEFICIALLY OWNED        12, 2000
                                   -------------------------------        --------



William Cole                       39,646                                 0.18%

Stephen E. Cooper                  195,931                                0.90%

Trisha A. Dohren                   45,743                                 0.21%

Edward Gelbach                     30,000                                 0.14%

Mark A. Gesley                     58,212                                 0.27%

John McBennett                     14,000                                 0.06%

Leslie G. Polgar                   250                                    0.00%

William Ryan                       17,750                                 0.08%

William Siegle                     11,000                                 0.05%

William Snyder                     48,000                                 0.22%

Takeshi (John) Suzuki              41,833                                 0.19%

Thomas Trent                       17,000                                 0.08%

Paul A. Warkentin                  80,576                                 0.37%

W. Russell Wayman                  13,248                                 0.06%

Robert Wehrli                      12,000                                 0.06%


                                  SCHEDULE III

VOTING AGREEMENT STOCKHOLDER             PRINCIPAL OCCUPATION OR EMPLOYMENT     NAME AND ADDRESS OF  CORPORATION  OR
----------------------------             ----------------------------------     ------------------------------------
                                                                                OTHER ORGANIZATION IN WHICH EMPLOYED
                                                                                ------------------------------------
William Cole                             Vice President, Worldwide Sales        Etec Systems, Inc.
                                                                                26460 Corporate Avenue
                                                                                Hayward, CA  94545

Stephen E.Cooper                         President and Chief Executive          Etec Systems, Inc.
                                         Officer and Chairman of the Board      26460 Corporate Avenue
                                                                                Hayward, CA  94545

Trisha A. Dohren                         Senior Vice President, Corporate       Etec Systems, Inc.
                                         Services and Quality                   26460 Corporate Avenue
                                                                                Hayward, CA  94545
Edward Gelbach                           Private investor

Mark A. Gesley                           Vice President, Technology             Etec Systems, Inc.
                                         Development                            26460 Corporate Avenue
                                                                                Hayward, CA  94545

John McBennett                           Vice President, Internal Audit         PE Corporation
                                                                                761 Main Avenue
                                                                                Norwalk, Connecticut  06859-0001

Leslie G. Polgar                         Vice President and General Manager,    Etec Systems, Inc.
                                         SPG                                    26460 Corporate Avenue
                                                                                Hayward, CA  94545

William Ryan                             Director and Vice President and        Etec Systems, Inc.
                                         General Manager, IPG                   26460 Corporate Avenue
                                                                                Hayward, CA  94545

William Siegle                           Senior Vice President for Technology   Advanced Micro Devices, Inc.
                                         Development and Chief Scientist        One AMD Place
                                                                                P.O. Box 3453, Mail Stop 108
                                                                                Sunnyvale, CA  94088-3453

William Snyder                           Vice President, Chief Financial        Etec Systems, Inc.
                                         Officer                                26460 Corporate Avenue
                                                                                Hayward, CA  94545

Takeshi (John) Suzuki                    Director and President                 Etec Systems - Japan Corporate Office
                                                                                Olympic Building 3
                                                                                34-13 Akebonocho 2-Chome
                                                                                Tachikawa City, Tokyo  190, Japan

Thomas Trent                             Retired

Paul A. Warkentin                        Senior Vice President,                 Advance  Etec Systems, Inc.
                                         Reticle Solutions Center               26460 Corporate Avenue
                                                                                Hayward, CA  94545

W. Russell Wayman                        Vice President, General Counsel and    Etec Systems, Inc.
                                         Secretary                              26460 Corporate Avenue
                                                                                Hayward, CA  94545

Robert Wehrli                            Retired

                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION                                      SEQUENTIALLY
                                                                                 NUMBERED PAGE


  99.1         Agreement and Plan of Reorganization, dated as of January 12,
               2000, by and among Applied Materials, Inc., a Delaware corporation, Boston Acquisition Sub, Inc., a Nevada corporation and Etec Systems, Inc., a Nevada corporation. corporation, and Etec Systems, Inc., a Nevada corporation.

  99.2 Form of Voting Agreement, dated as of January 12, 2000, a substantially similar version of which has been executed by Stephen E. Cooper, Trisha A. Dohren, Paul A. Warkentin, Leslie G.
               Polgar, William Ryan, William Cole, Mark A. Gesley, William
               Snyder, W. Russell Wayman, Takeshi (John) Suzuki, Edward Gelbach,
               John McBennett, William Siegle, Thomas Trent, and Robert Wehrli.


  99.3 Option Agreement, dated as of January 12, 2000, by and between Applied Materials, Inc., a Delaware corporation, and Etec
               Systems, Inc., a Nevada corporation.

  99.4 Form of Affiliate Agreement, dated as of January 12, 2000, a substantially similar version of which has been executed by each of Stephen E. Cooper, Trisha A. Dohren, Paul A. Warkentin, Leslie
               G. Polgar, William Ryan, William Cole, Mark A. Gesley, William
               Snyder, W. Russell Wayman, Takeshi (John) Suzuki, Edward Gelbach,
               John McBennett, William Siegle, Thomas Trent, and Robert Wehrli.